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Marc Rivera
Partner
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marc.rivera@afslaw.com

June 30, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Attention: Christie Wong, Michael Fay, Jane Park and Margaret Sawicki

Re:	YD Bio Limited

Amendment No. 6 to Registration Statement on Form F-4

Filed June 5, 2025

File No. 333-283428

Ladies and Gentlemen:

This letter is being submitted on behalf of YD Bio Limited (the “Company”) in response to the comment letter, dated June 18, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 6 to Registration Statement on Form F-4 filed on June 5, 2025 (the “Registration Statement”). Concurrently with this response, the Company has filed Amendment No. 7 to the Registration Statement on Form F-4/A pursuant to the Staff’s comments (the “Amended Registration Statement”).

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June 30, 2025 Page 2

Amendment No. 6 to Form F-4 filed June 5, 2025
The Business Combination
CIAA Breast Cancer License Valuation, p. 113

1.	With respect to the Breast Cancer License Valuation, under the “Conclusion” heading on page 113 you state: “As of June 30, 2024, the investment value of the Subject Asset was between $747.8 million to $769.6 million,” which considers both the Market Approach and Income Approach valuations. We also note your statement on page 125, which appears to cite a different valuation range as CIAA’s conclusion:

“The income method . . . conclude[s] that the value range of Biopharma’s exclusive breast cancer license is between US$620,082,000 and US$777,266,000; the Market Approach estimates that the value range of Biopharma’s exclusive breast cancer license is between US$747,847,000 and US$884,952,000 . . . The two overlapping value ranges are between US$747,847,000 and US$769,609,000. The value range determined is not an overlapping value range. Instead, it is recommended that the value range is between US$620,082,000 and US$747,847,000. This evaluation uses this value range as the conclusion of YD Biopharma’s exclusive breast cancer license.” Please reconcile these statements or advise.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to page 124 of the Amended Registration Statement to correct this inconsistency.

2.	We note your revised disclosure in response to prior comment 5, which we reissue in part. With respect to the Breast Cancer License Valuation, when only considering Grail’s valuation under the Market Approach the Company’s global market valuation range was $747 million to $884 million, as stated on page 113 and shown in the table on page 114. On page 116, in connection with your discussion of the Market Approach, you state: “CIAA selected GRAIL Inc. as a comparable company and, utilizing the share prices as well as the financial and operational data of relevant publicly traded peer companies, calculated the appropriate valuation multiples . . . these multiples were then used in conjunction with YD Biopharma’s financial and operational figures as of December 31, 2024, to derive an estimate of the company’s enterprise value as of that date.” Please revise to provide the Company’s “enterprise valuation” calculated by CIAA as part of the Breast Cancer License Valuation as of December 31, 2024, which appears to be based on Grail’s data as well as the data of the companies in the table on page 116. Please also reconcile this with the following statement on page 125, which appears to indicate that CIAA only considered Grail’s valuation in determining the Market Approach valuation, and did not consider any other companies: “the Market Approach estimates that the value range of Biopharma’s exclusive breast cancer license is between US$747,847,000 and US$884,952,000.”

RESPONSE:	The Company acknowledges the staff's comments and advises that updated disclosure has been added to page 114. Specifically, the presentation has been reorganized to clarify that the CIAA determined that Grail, Inc. was the only comparable company that met the criteria for the market approach analysis. The data on page 114-116 of Amendment 6 is actually the data used by Grail in calculating its weighted average cost of capital under the income approach. To avoid confusion, this information has been moved to the appropriate section, see pages 116-118 of the Amended Registration Statement. Similarly, the comparable company data evaluated by the CIAA in its comparable company analysis for the valuation of the breast cancer license also appears on page 116 of Amendment 6. This information has also been moved to page 118 for clarity.

Breeze Board of Directors Reasons for Reaffirmation of the Merger Agreement; CIAA Enterprise Valuation, page 125

3.	We note your analysis in response to prior comment 9. Please revise your disclosure relating to Grail in this section to briefly describe your consideration of Grail’s current stock market valuation and capitalization and why more recent data was considered not suitable for this analysis.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 118, 126 and 130 of the Amended Registration Statement.

June 30, 2025 Page 3

4.	We note your statement: “[t]hese newly licensed technologies represent cutting-edge innovations in their respective fields, with intrinsic value likely materially exceeding the estimates generated by the Guideline Public Company Method.” Please revise to state this as management’s belief or note that these tests have not been commercialized and therefore their ultimate value may differ from expectations.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 125 of the Amended Registration Statement.

Advancing Noninvasive Cancer Detection with Circulating Cell-Free DNA (“cfDNA”) Methylation Technology, page 223

5.	We note your response to prior comment 11. Please revise to clarify throughout your registration statement whether you intend to market your cancer diagnostic tests that are LDTs directly to consumers or just to healthcare providers. Additionally, revise to further clarify the basis for this regulatory distinction between LDTs sold directly to consumers and those performed at the request of a healthcare provider.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that amended disclosure has been added on pages 157, 222, 229, 232, 248, 249 and 251 of the Amended Registration Statement.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Marc Rivera
By: Marc Rivera

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